

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2024

Koichi Ishizuka
Chief Executive Officer
Next Meats Holdings, Inc.
3F 1-16-13 Ebisu Minami Shibuya-ku
Tokyo, Japan

> **Re: Next Meats Holdings, Inc.**
> **Form 10-K/A for the Fiscal Year Ended April 30, 2022**
> **Filed March 1, 2024**
> **File No. 000-56167**

Dear Koichi Ishizuka:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing